Mail Stop 7010
								June 10, 2005



Richard T. Kelecy, Chief Financial Officer
Perma-Fix Environmental Services, Inc.
1940 N.W. 67th Place
Gainesville, FL 32653

      Re:	Perma-Fix Environmental Services, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-11596

Dear Mr. Kelecy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

General

      Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your report on Form 10-Q for the quarter ended June 30, 2005.



Contractual Obligations, page 32

1.	Please revise your table of contractual cash obligations to
also
include the following:
(a) Estimated interest payments on your variable rate debt;
(b) Estimated payments under interest rate swap agreements; and
(c) Required ongoing environmental remediation efforts.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Consolidated Statement of Cash Flows, page 51

2.	We note your classification of $192,000 related to the
issuance
of common stock for services in non-cash investing and financing activities. Tell us the nature of the services provided and why this amount is not more appropriately reflected as an adjustment to reconcile net loss to net cash flows provided by operating activities within your consolidated statement of cash flows.

Operating Segments, page 81

3.	Please reconcile for each period presented your segment
profit
or loss to your consolidated income before income taxes, discontinued operations, and the cumulative effect of changes in accounting principles. See paragraph 32.b. of SFAS 131.

Controls and Procedures, page 84

4.		Please disclose any change in internal control over
financial reporting identified in connection with your evaluation of disclosure controls and procedures during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.
Alternatively, you may disclose that no such changes have occurred.
See Item 308(c) of Regulation S-K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Richard Kelecy
Perma-Fix Environmental Services, Inc.
June 10, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE